March 17, 2008

Mail Stop 3561

By U.S. Mail and facsimile to (734)855-2696

Mr. John C. Plant
Chief Executive Officer
TRW Automotive Holdings Group
12001 Tech Center Drive
Livonia, Michigan 48150

> **Re:** **TRW Automotive Holdings Group**
> **Definitive 14A**
> **Filed March 30, 2007**
> **File No. 001-31970**

Dear Mr. Plant:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3314.

Sincerely,

Daniel Morris
Attorney-Advisor